UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*


                               IPIX CORPORATION
                       -------------------------------
                               (Name of Issuer)

                                Common Stock
                       -------------------------------
                        (Title of Class of Securities)

                                 46059S200
                             ------------------
                               (Cusip Number)

                             D. Stephen Morrow
                      NewSouth Capital Management, Inc.
                          1100 Ridgeway Loop Rd.
                                Suite 444
                            Memphis, TN  38120
                   ---------------------------------------
          (Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

                              August 9, 2004
                   ---------------------------------------
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).
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1.    NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NewSouth Capital Management, Inc.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a):
        (b):
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3.    SEC USE ONLY
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4.    SOURCE OF FUNDS:  WC
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS   2(d) or 2 (e):
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  Tennessee
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NUMBER OF SHARES        7.	SOLE VOTING POWER    		  969,837 (1)
BENEFICIALLY OWNED	8.	SHARED VOTING POWER			0
BY EACH REPORTING 	9.	SOLE DISPOSITIVE POWER		  969,837 (1)
PERSON                 10.	SHARED DISPOSITIVE POWER	   	0

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11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON   969,837

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        4.7% (2)
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14.  TYPE OF REPORTING PERSON*  I/A
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	(1) Consists of (i) 863,203 shares of Common Stock issued
upon conversion of 93,750 shares of Series B Preferred Stock on August 9, 2004, and (ii) 106,634 shares of Common Stock previously received in lieu of cash dividends payable on the Series B Preferred Stock.

	(2) Based on 20,418,875 shares of Common Stock outstanding on August 9, 2004, according to information provided by the Issuer.


ITEM 1.   SECURITY AND ISSUER.

        This Amendment #3 to the statement on Schedule 13D ("Amendment) relates to the Common Stock, $.001 par value per share (the "Common Stock") of IPIX Corporation (the "Company") and is being filed by NewSouth Capital Management, Inc., ("NewSouth") for the accounts of its advisory clients and to amend the statement initially filed on May 11, 2004, and amended on May 12, 2004 and on June 10, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon
Road, Suite 400 San Ramon, CA  94503, (925) 242-4000.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

	Item 3 is amended by adding the following after the second paragraph thereof.

	On August 9, 2004, NewSouth acquired 863,203 shares of
Common Stock through conversion of 93,750 shares of Series B
Preferred Stock at a ratio of 9.2075 common shares for each preferred share.


ITEM 4.   PURPOSE OF THE TRANSACTION.

	   Item 4 of this Statement is amended by adding the following after the final paragraph thereof:

	On August 9, 2004, NewSouth converted all its remaining shares of Series B Preferred Stock to shares of Common Stock, the only securities issued by the Company that NewSouth currently holds on behalf of its clients; it has no other beneficial interest, direct or indirect, in any securities issued by the Company.
NewSouth holds the Common Stock in the ordinary course of its investment advisory business.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	  Item 5 of this statement is amended and restated in its entirety as follows:

        (a) NewSouth is deemed to be the beneficial owner of 969,837 shares of the Company's common stock held in its clients' investment accounts. These shares, based on the capitalization of the Company on August 9, 2004, (based on information provided by the Company) represent approximately 4.7% of the voting power of the 20,418,875 shares of outstanding Common Stock.

	(b) NewSouth has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 969,837 shares of the Common Stock of the Company.

	(c) Transactions in the Common Stock by NewSouth during the sixty days ended on the date this amendment is filed are as follows:

	August 9, 2004

	Issuance of 863,203 shares of common stock upon conversion of 93,750 shares of Series B Preferred Stock

(d) NewSouth's advisory clients have the right to receive dividends and proceeds from the sale of the shares of Common Stock to which this Statement relates.



(e) To the best of NewSouth's knowledge, it ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on August 9, 2004.


Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
		SHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

	   Item 6 is hereby amended by adding the following after the last paragraph thereof:

	On August 9, 2004, NewSouth converted all remaining shares of Series B Preferred Stock held by its clients to shares of Common Stock. Upon conversion, NewSouth ceased to be a Series
B Preferred stockholder and its rights under the Stockholders Agreement and the Certificate of Designation of Series B Preferred Stock terminated.

	To the knowledge of the undersigned, there are no contracts, arrangements, understandings, or relationships between NewSouth and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 13, 2004

NewSouth Capital Management, Inc.

By:  ______________________________
David Stephen Morrow, Executive Vice President